

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 29, 2008

Mr. Kirk Misaka
Chief Financial Officer
Zhone Technologies, Inc.
7001 Oakport Street
Oakland, CA 94621

> **RE:** **Zhone Technologies**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 6, 2008**
> **File No. 000-32743**

Dear Mr. Misaka:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile
        Craig M. Garner
        Latham & Watkins LLP